UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Forafric Global PLC (the “Company”) is filing this Report on Form 6-K to (i) provide notice of its general meeting of shareholders (the “General Meeting”), and (ii) report its financial results for the six months ended June 30, 2025 and to discuss its recent corporate developments.

General Meeting

The General Meeting will be held on December 31, 2025, at Madison Building, Midtown, Queensway Gibraltar at 10 a.m. CET. A copy of the notice and proxy card are attached hereto as Exhibits 99.1 and 99.2, respectively.

Financial Results and Corporate Developments

Attached as exhibits to this Report on Form 6-K are:

(1)	the unaudited condensed interim consolidated financial statements and related notes as Exhibit 99.3; and

(2)	Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.4.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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Exhibit Index

99.1.	Notice of General Meeting of Shareholders
99.2.	Form of Proxy Card
99.3	Unaudited Condensed Consolidated Financial Statements and Related Notes as of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: December 29, 2025	By:	/s/ Khalid Assari
	Name:	Khalid Assari
	Title:	Chairman and Director (Principal Executive Officer)

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